SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

July 25, 2012

Via Courier

Bo J. Howell, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Re:	AmericaFirst Defensive Growth & Income Portfolio, Series 1 File Nos. 333-181979 and 811-22711

Dear Mr. Howell:

On behalf of AmericaFirst Quantitative Trust (the “Trust”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-6 (the “Registration Statement”).

On June 7, 2012, the Trust filed a registration statement on Form S-6 for the AmericaFirst Defensive Growth & Income Portfolio, Series 1 (the “Series”). We are filing Amendment No. 1 in response to your letter dated July 9, 2012, which sets forth the comments of the staff of the Division of Investment Management on the Trust’s Registration Statement. The staff’s comments are set forth below and are numbered to correspond to their ordering in your letter. Each of the staff’s comments is followed by the Trust’s response. We have also enclosed, for your convenience, a marked copy of the prospectus to indicate changes made to the Registration Statement pursuant to the staff’s comments.

Bo J. Howell, Esq.

July 25, 2012

Prospectus

Principal Investment Strategy (Pages 1-3)

Comment 1: The first paragraph of this section states that the Sponsor creates a final portfolio of "up to 25" securities. But the three sub-components of the principal strategy select a total of 25 securities. Please revise this section to provide that the Sponsor selects a final portfolio of 25 securities. If the principal investment strategy may select less than 25 securities, please discuss in detail when less than 25 securities will be selected. Otherwise, please delete "up to" from the first paragraph of this section. Also, please disclose the weighting the Sponsor applies to each security when constructing the portfolio.

Response: The prospectus has been revised to remove “up to” from the first paragraph of the above-referenced section, and to disclose the weighting applied to each security in the portfolio.

Comment 2: Also, explain what happens if one of the securities selected by anyone of the subcomponent strategies is no longer available (e.g., the stock issuer enters into bankruptcy or a bond issuer defaults).

Response: The final portfolio consists only of those securities currently available for trading, so there is no risk that a security selected by one of the sub-component strategies will not be available. The prospectus has been revised accordingly.

Sub-Component One (Page 1)

Comment 3: In the first bullet point, disclose the Trust’s credit quality and maturity policies relating to the domestically traded corporate bonds. For example, the Principal Risks section says the Trust may invest in high yield ("junk") bonds. Also, describe how Thomson Reuters defines "domestically traded corporate bonds."

Response: The requested disclosure has been added to the prospectus.

Comment 4: In the second bullet point, please disclose how the Trust ranks the bonds (e.g., highest par value to lowest par value). Also, please provide the source and date for this information.

Response: The requested disclosure has been added to the prospectus.

Comment 5: The third bullet point says, "the Sponsor eliminates any bond with a negative yield to worst . . . ." This disclosure is confusing because the meaning of "negative yield to worst" is not clear. Please disclose a plain English definition of "negative yield to worst". Provide the source and date for making this determination, and define what qualifies as a default. Finally, provide the source of the default information.

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Bo J. Howell, Esq.

July 25, 2012

Response: The requested disclosure has been added to the prospectus.

Comment 6: In the fifth bullet point, please describe the technical analysis used by the Relative Strength Index (the "RSI") to determine a bond's relative strength. Include a definition of the defined trading period used in the analysis. Also, describe who manages the RSI and the source of the month-end price.

Response: The requested disclosure has been added to the prospectus.

Comment 7: The last bullet point refers to "price momentum". Although the Trust provides a general definition of price momentum, the disclosure needs to explain how the Trust’s Sponsor calculates this value. For example, the disclosed methodology should include the calculation for acceleration and provide the period over which acceleration is calculated. Disclosure should also provide the source of the information and the period used to determine price momentum. Finally, describe the "top 15" (e.g., the securities with the highest price momentum). This comment also applies to the last bullet point in Sub-Component Two.

Response: The requested disclosure has been added to the prospectus.

Sub-Component Two (Pages 1-2)

Comment 8: Please disclose the Trust's market capitalization policy for this sub-component. For example, the Principal Risks section refers to small and midsize companies. This comment also applies to Sub-Component Three.

Response: The requested disclosure has been added to the prospectus.

Comment 9: Regarding the first bullet point, please explain to us whether Value Line or the Trust's Sponsor defines "defensive". If the Sponsor makes this determination, please provide the methodology for determining what companies are "defensive." The methodology should explain whether the Sponsor bases its methodology on purely objective criteria or whether it includes any subjective criteria. Also, disclosure in the Principal Risks sections on pages 2 and 17 says the Trust will concentrate in the consumer staples and consumer products sectors (in addition to the healthcare and utilities sectors). Please revise the prospectus to consistently disclose the sectors the Trust will concentrate.

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Bo J. Howell, Esq.

July 25, 2012

Response: The Sponsor of the Trust uses the standard industry definition for “defensive,” which includes stocks issued by companies in the consumer staples, healthcare, and utilities sectors. The Sponsor does not use subjective criteria when classifying stocks as defensive or non-defensive.

Comment 10: In the second bullet point, please describe the methodology used by the Trust's Sponsor to combine into a single ranking value the three elements: earnings yield, share buyback, and price-to-book. Also, define operating earnings yield, share buyback, and price-to-book ratio. Provide the source and date of this information.

Response: The requested disclosure has been added to the prospectus.

Comment 11: The third bullet point says the Sponsor "ranks the remaining stock by price-to-book ratio and selects the bottom third." Please describe the ranking (e.g., highest to lowest price-to-book value) and clearly disclose whether the bottom third refers to the companies with the lowest or highest price-to-book value.

Response: The requested disclosure has been added to the prospectus.

Sub-Component Three (Page 2)

Comment 12: The first bullet point refers to "an international exchange (excluding China and Russia)". Please define "an international exchange." For instance, does an international exchange include all securities exchanges (excluding China and Russia), including exchanges in the U.S. and emerging markets? Are there any countries besides China and Russia that are excluded from the definition? Also, would the 150 largest companies include U.S. companies traded on an international exchange? Please provide the source and date of the list information. Finally, describe the methodology for determining the exchange-rate adjustment, including the base currency for determining the rate. Explain the effect, if any, of the rate adjustment on the listing. Also, provide the source and date of this information.

Response: The requested disclosure has been added to the prospectus.

Comment 13: In the second bullet point, explain how the stocks are ranked (e.g., highest to lowest yield) and clearly describe the "top 50" selection (e.g., the top 50 highest stocks with the highest yield). Also, disclose how a stock's yield is determined and the source and date of this information.

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Bo J. Howell, Esq.

July 25, 2012

Response: The requested disclosure has been added to the prospectus.

Comment 14: In the third bullet point, disclose the methodology and provide the information sources and date used for determining "return on assets". Include a definition of "return on assets" and provide the time period used (e.g., quarterly, trailing twelve months, fiscal year, etc.).

Response: The requested disclosure has been added to the prospectus.

Comment 15: In the final bullet point, disclose the methodology for calculating one-year operating earnings growth and provide the source and date of this information. Also, include a definition of one-year operating earnings growth. Include the time period used to make this calculation.

Response: The requested disclosure has been added to the prospectus.

Comment 16: In the paragraph following Sub-Component Three, please clarify to us the meaning of the following statement: "Please note that the Sponsor applied the strategy to select the portfolio at a particular time."

Response: The prospectus has been revised to clarify the above-referenced statement.

Hypothetical Performance Information (Pages 3-4)

Comment 17: Disclose in a prominent place that the hypothetical strategy is designed with the benefits of hindsight applied retrospectively with knowledge of factors that may have positively affected the hypothetical performance. The introduction should disclose all assumptions including, but not limited to, the date the hypothetical portfolio is selected each year and the length of time the portfolio is held.

Response: The requested disclosure has been added to the prospectus.

Comment 18: Disclose why the hypothetical Total Return table begins in 1995. Also, disclose why the hypothetical strategy is based on a calendar year when the Trust is not.

Response: The prospectus has been revised to disclose why the hypothetical Total Return table begins in 1995. With respect to the comment on the calendar year investment strategy, the Trust’s investment strategy is not based on the calendar year because business reasons necessitated an August 1 issue date, and the Trust did not want to delay the issuance of securities until the start of the calendar year.

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Bo J. Howell, Esq.

July 25, 2012

Comment 19: The introductory sentence to this section compares the hypothetical performance of the Series to the S&P 500 Index, but the performance table uses the Dow Jones U.S. Moderately Conservative Relative Risk Index (the "Index") as a benchmark. Please revise this sentence to be consistent with the disclosure later in the section. Also, explain why this Index provides the best comparison considering the Index bases its risk determination on an all-stock portfolio and the Series is a blended portfolio of stocks and bonds. Finally, disclose that the Index is unmanaged, not subject to fees, and not available for direct investment.

Response: The introductory sentence to this section has been corrected to refer to the Dow Jones U.S. Moderately Conservative Relative Risk Index, and the other requested disclosures have been added to the prospectus.

Comment 20: The first bullet point says, "Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you." Please disclose whether the Total Return figures include fees paid by the Trust, dividends and income received from investments, and the impact of stock splits and other corporate events.

Response: The requested disclosure has been added to the prospectus.

Comment 21: The fourth bullet point says, "Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies." Please explain why the Trust may not be fully invested and when the Trust will not be "equally weighted in each of the strategies".

Response: The prospectus has been revised to explain why the Trust may not be fully invested or equally weighted in each of the investment strategies.

Comment 22: The final bullet point, "Cash flows (receipt/investment of) For Trusts investing in foreign Securities, currency exchange rates may differ", is confusing. Please revise the sentence in plain English.

Response: The prospectus has been revised to clarify the above-referenced section.

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Bo J. Howell, Esq.

July 25, 2012

Comment 23: The last sentence on page 3 says the Index "attempts to maintain a 40% level of risk relative to an all-stock portfolio." Please disclose how the Index defines and measures risk. Also, disclose whether the Index includes the reinvestment of dividends.

Response: The requested disclosure has been added to the prospectus.

Comparison of Total Returns (Page 4)

Comment 24: Provide a footnote to the table that states the following time periods represent extraordinary returns for the hypothetical strategy and these returns are unlikely to be repeated: 1996-1997, 2000-2006, and 2008-2011. Explain the unique factors causing these enhanced returns.

Response: The enhanced returns were caused by adhering to the stated investment strategy. The prospectus has been revised to indicate that there is no guarantee that such returns will be achieved in the future under actual market conditions.

Essential Information (Page 5)

Comment 25: The third bullet point of the Hypothetical Performance Information section on page 3 says, "Trusts have a maturity longer than one year." The information in this section says the Series' Inception date is August 1, 2012, and its Termination Date is October 30, 2012. Please disclose consistently the term of the Trust.

Response: The prospectus has been revised to correctly disclose the term of the Trust, which is 14 months.

Transactional Sales Fee (Page 10)

Comment 26: The Fee Table on page 6 lists the combined Initial and Deferred Sales Fees as 2.45 percent. Disclosure in this section says the combined Initial and Deferred Sales Fees equal 2.20 percent. Please explain to us why there is a difference in the totals.

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Bo J. Howell, Esq.

July 25, 2012

Response: The correct initial and deferred sales fee is 2.45 percent. The above-referenced section has been revised accordingly.

General Comments

Comment 27: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Trust understands this.

Comment 28: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: This letter, along with the enclosed Amendment No. 1, includes the Trust’s response to each comment.

Comment 29: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Trust understands this.

Comment 30: Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Bo J. Howell, Esq.

July 25, 2012

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Response: The above-referenced language will be included with any request for acceleration.

* * * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0176

Sincerely

Steven B. Boehm

cc:	Rick Gonsalves, AmericaFirst Quantitative Trust Robert Roach, AmericaFirst Quantitative Trust

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